EXHIBIT 12

HARSCO CORPORATION

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	YEARS ENDED DECEMBER 31
	2005	2004	2003	2002	2001
Pre-tax income from continuing operations (net of minority interest in net income)	$221,521	$162,574	$128,707	$130,650	$113,195

Add fixed charges computed below	66,690	65,978	61,520	64,424	72,265

Net adjustments for equity companies	96	461	1,062	(219)	2,747

Net adjustments for capitalized interest	(567)	(124)	14	121	152

Consolidated Earnings Available for Fixed Charges	$287,740	$228,889	$191,303	$194,976	$188,359

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$41,918	$41,057	$40,513	$43,323	$53,190

Interest expense capitalized	677	251	101	-	-

Portion of rentals (1/3) representing an interest factor	24,095	24,670	20,906	20,972	19,075

Interest expense for equity companies whose debt is guaranteed	—	—	—	129	—

Consolidated Fixed Charges	$66,690	$65,978	$61,520	$64,424	$72,265

Consolidated Ratio of Earnings to Fixed Charges	4.31	3.47	3.11	3.03	2.61

(a)	Includes amortization of debt discount and expense.